Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2008		2007		2006		2005		2004
	(Dollars in millions)
Earnings calculation:
Income before income taxes	$241.1		$341.7		$309.7		$325.6		$292.0
Fixed charges	156.8		147.0		121.9		107.9		100.1

Earnings	$397.9		$488.7		$431.6		$433.5		$392.1

Fixed charges calculation:
Other interest expense including capital lease interest but excluding senior notes and hybrid notes	$1.2		$1.4		$1.0		$1.1		$1.1
Amortization of senior notes	17.6		17.5		17.5		17.5		17.5
Amortization of hybrid notes	21.0		12.4		—		—		—
Interest credited	110.7		108.8		97.7		84.0		76.5
Portion of rental expense representing an interest factor (1)	6.3		6.9		5.7		5.3		5.0

Total fixed charges	$156.8		$147.0		$121.9		$107.9		$100.1

Ratio of earnings to fixed charges	2.5	x	3.3	x	3.5	x	4.0	x	3.9	x

(1)	Interest portion of operating leases is assumed to be 28 percent.